                                                                  EXHIBIT (a)(1)
                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                       AT A PRICE OF $15.00 NET PER SHARE
                                       OF

                           SYMETRICS INDUSTRIES, INC.
                                       BY

                                  TSHCo, INC.
                           A WHOLLY OWNED SUBSIDIARY
                                       OF

                            TEL-SAVE HOLDINGS, INC.
                            ------------------------

         THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
     NEW YORK CITY TIME, ON JANUARY 21, 1998, UNLESS THE OFFER IS EXTENDED.

                            ------------------------

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (1) THERE HAVING
BEEN VALIDLY TENDERED PRIOR TO THE EXPIRATION DATE AND NOT WITHDRAWN THAT NUMBER OF SHARES (AS HEREIN DEFINED) REPRESENTING, TOGETHER WITH SHARES OF SYMETRICS INDUSTRIES, INC. ALREADY OWNED BY TEL-SAVE HOLDINGS, INC., AT LEAST A MAJORITY OF ALL OUTSTANDING COMMON SHARES OF SYMETRICS INDUSTRIES, INC. ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE AND (2) SATISFACTION OF CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.
                            ------------------------

     THE OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF DECEMBER 18, 1997, BY AND AMONG TSHCo, INC., TEL-SAVE HOLDINGS INC. AND SYMETRICS INDUSTRIES, INC. THE BOARD OF DIRECTORS OF SYMETRICS INDUSTRIES, INC. HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.
                            ------------------------

                                   IMPORTANT

     Any stockholder wishing to tender all or any portion of such stockholders' Shares in the Offer must either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

     Any stockholder who wishes to tender Shares and cannot deliver such Shares and all other required documents to the Depositary on or prior to the Expiration Date or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
                            ------------------------

                      The Dealer Manager for the Offer is:
                       GERARD KLAUER MATTISON & CO., INC.
December 22, 1997

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                          ------
Introduction..............................................................      1
  1.  Terms of the Offer..................................................      3
  2.  Acceptance for Payment and Payment for Shares.......................      4
  3.  Procedure for Tendering Shares......................................      5
  4.  Withdrawal Rights...................................................      7
  5.  Certain Federal Income Tax Consequences.............................      8
  6.  Price Range of Shares; Dividends....................................      9
  7.  Effect of the Offer on the Market for Shares, NASDAQ Listing, Stock
        Quotation and Registration Under the Exchange Act.................     10
  8.  Certain Information Concerning the Company..........................     10
  9.  Certain Information Concerning Purchaser and Parent.................     12
 10.  Source and Amount of Funds..........................................     13
 11.  Background of the Offer; Past Contacts, Transactions or Negotiations
        with the Company..................................................     13
 12.  Purpose of the Offer and the Merger; Appraisal Rights; Plans for the
        Company...........................................................     15
 13.  The Merger Agreement................................................     17
 14.  Dividends and Distributions.........................................     20
 15.  Certain Conditions to Purchaser's Obligations.......................     20
 16.  Certain Regulatory and Legal Matters................................     21
 17.  Fees and Expenses...................................................     23
 18.  Miscellaneous.......................................................     24
    ANNEX I -- Certain Information Concerning the Directors and Executive
                Officers of Purchaser and Parent...........................    I-1

TO:  ALL HOLDERS OF COMMON STOCK OF SYMETRICS INDUSTRIES, INC.

                                    INTRODUCTION

     TSHCo, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Tel-Save Holdings Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.25 per share (the "Shares"), of Symetrics Industries Inc., a Florida corporation (the "Company"), at a price of $15.00 per Share net to the seller in cash, all upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Gerard Klauer Mattison & Co., Inc., which is acting as Dealer Manager for the Offer, (in such capacity, the "Dealer Manager"), First Union National Bank (the "Depositary") and Morrow & Co., Inc. (the "Information Agent") incurred in connection with the Offer.

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED PRIOR TO THE EXPIRATION DATE (AS HEREIN DEFINED) AND NOT WITHDRAWN THAT NUMBER OF SHARES REPRESENTING, TOGETHER WITH SHARES CURRENTLY OWNED BY PARENT, AT LEAST A MAJORITY OF ALL OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE ASSUMING CONVERSION OF ALL OUTSTANDING OPTIONS OR OTHER SECURITIES CONVERTIBLE INTO SHARES OF COMMON STOCK (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS. SEE SECTION 15.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT (AS HEREIN DEFINED), THE OFFER AND THE MERGER (AS HEREIN DEFINED)AND THE TRANSACTIONS CONTEMPLATED THEREBY, HAS DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTEREST OF THE COMPANY'S STOCKHOLDERS, AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL THEIR SHARES TO THE PURCHASER.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 18, 1997 (the "Merger Agreement"), by and among Purchaser, Parent and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") and the Florida Business Corporation Act (the "FBCA"), Purchaser will be merged with and into the Company (the "Merger"). See
Section 12. Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by the Company as treasury stock, Shares owned by Purchaser and Shares with respect to which appraisal rights, if applicable, are properly exercised under the FBCA ("Dissenting Shares")), will be converted into and represent solely a right to receive $15.00 in cash (adjusted for stock splits and other similar events), without interest thereon. See Section 5 for a description of certain federal income tax consequences of the Offer and the Merger. All Shares held as treasury shares and Shares held by the Purchaser or any of its affiliates immediately prior to the Merger will be cancelled at the Effective Time. All shares of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time will be changed into an equal number of shares of capital stock of the Surviving Corporation. The cash considerations described in this paragraph is referred to in this Offer to Purchase as the "Merger Consideration."

     The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Purchaser will be entitled to designate for election to the Board of Directors of the Company such number of directors (rounded up to the next whole number) as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended (the "Exchange Act"), representation on such Board of Directors equal to the product of (i) the total number of directors on such Board of Directors (after giving effect to the appointment of such directors) and (ii) the percentage that the number of Shares purchased by Purchaser bears to the number of Shares outstanding, and requires the Company to take such action (including increasing the size of its Board of Directors and/or securing the resignations of existing directors of the Company), as may be necessary to enable Purchaser's nominees to be so elected. See Section 12 "-- Board Representation."

     The Company has represented to Parent and Purchaser that, as of December 17, 1997, there were (a) 1,627,713 Shares issued and outstanding, and (b) outstanding warrants and outstanding employee and director stock options to purchase an aggregate of 178,768 Shares. As of the date hereof, Parent beneficially owns 145,000 Shares, representing 8.9% of the outstanding Shares. See Section 11. Based upon such information, and assuming exercise of all outstanding warrants and stock options, if Shares representing at least 758,241 Shares in the aggregate are validly tendered and not withdrawn prior to the expiration of the Offer, the Minimum Condition would be satisfied. Following the purchase of such number of Shares, under the Company's Articles of Incorporation and the FBCA, Parent and Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder. If Parent and Purchaser acquire 80% or more of the outstanding Shares in the Offer or otherwise, Parent and Purchaser would be able to effect the Merger pursuant to the short-form merger provisions of Section 607.1104 of the FBCA, without prior notice to, or any action by, any other stockholder of the Company.

     In connection with the transactions contemplated by the Merger Agreement, Parent has entered into Tender and Option Agreements, dated as of December 18, 1997 (the "Tender and Option Agreements"), with certain of the directors and executive officers of the Company (the "Management"), pursuant to which, among other things, the Management has agreed to tender validly in the Offer, and not withdraw, all of the Shares that they now own or subsequently may acquire (the "Management Shares") (which, based on representations from the Company, amounted to 329,699 Shares beneficially owned (including options currently exercisable for Shares) as of December 18, 1997, and which constitute approximately 18.25% of the Shares on a fully diluted basis). In addition, the Management agreed in the Tender and Option Agreements that, at any meeting of the Company's stockholders (however called), it would (i) vote the Management Shares in favor of the Merger, (ii) vote the Management Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Merger Agreement, and (iii) vote the Management Shares against any action or agreement that would impede, interfere with, delay, postpone or attempt to discourage the Merger or the Offer. The Tender and Option Agreements provide that for a period of six months from the date thereof Parent shall have (i) the Option to purchase the Management Shares if a third party makes an Acquisition Proposal (as defined in the Merger Agreement) and (ii) a right of first refusal if any Management holder intends to sell his or her Shares to a third party. The Tender and Option Agreements shall terminate on the first to occur of (a) the Effective Time and (b) the termination of the Merger Agreement. See Section 11.

     The Company, Parent and Purchaser have entered into a Stock Option Agreement, dated as of December 18, 1997 (the "Stock Option Agreement"), pursuant to which, in the event the Merger Agreement is terminated under certain circumstances, including the acquisition by a person other than Parent or Purchaser of 20% or more of the Shares, the Company shall grant to Purchaser an option to purchase at a price of $15.00 per Share that number of Shares which would equal 19.9% of the aggregate number of Shares outstanding after giving effect to the exercise of such option.

     THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.  TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4. The term "Expiration Date" means 12:00 midnight, New York City time, on January 21, 1998, unless Purchaser shall have extended the period of time for which the Offer is open as may be required by the terms of the Merger Agreement, or applicable law, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. See Sections 13 and 15.

     If Purchaser shall decide, in its sole discretion (exercised in accordance with the terms of the Merger Agreement), to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such increase is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" shall have the meaning set forth in Rule 14d-1 under the Exchange Act (means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.)

     THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION. THE OFFER IS ALSO SUBJECT TO SATISFACTION OR WAIVER OF OTHER TERMS AND CONDITIONS. SEE SECTION 15. Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), in its sole discretion, to waive any of the conditions to the Offer. If the Minimum Condition or any of the other conditions set forth in Section 15 have not been satisfied by 12:00 midnight, New York City time, on January 21, 1998 (or any other time then set as the Expiration Date), Purchaser may, subject to the terms of the Merger Agreement as described below, elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the Expiration Date, as extended, (2) not extend the Offer and, subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered, or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders. Under the terms of the Merger Agreement, Purchaser may not, without the consent of the Company's Board of Directors, decrease or change the amount or form of consideration payable in the Offer. If all the conditions to consummation of the Offer are satisfied, Parent and Purchaser shall consummate the Offer as promptly as possible. Notwithstanding the foregoing and subject to the immediately preceding sentence, Purchaser may at any time, in its sole discretion, extend the Offer. See Section 15. Subject to the terms of the Merger Agreement described above, Purchaser reserves the right (but will not be obligated), at any time and from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension promptly thereafter. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw its Shares. There can be no assurance that Purchaser will exercise its right to extend the Offer.

     Subject to the applicable rules and regulations of the Commission and subject to the terms of the Merger Agreement described above, Purchaser also expressly reserves the right, in its sole discretion at any time and from time to time, upon the occurrence of any of the Events set forth in Section 15, to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

     Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the requirements of Rules 14d-4(c), 14d-6(d) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rule or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the relevant facts and circumstances, including the relative materiality of the changes to such terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response.

     The Company has provided Purchaser with the Company's list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the list of stockholders or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with Section 4 promptly after the later to occur of (a) the Expiration Date and (b) subject to compliance with Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the conditions set forth in Section
15. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Sections 1 and 16. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company, the Midwest Securities Trust Company, the Pacific Securities Depository Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities"), pursuant to the procedures set forth in
Section 3, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with all required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) and
(iii) all other documents required by the Letter of Transmittal.

     The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered on or prior to the Expiration Date and not properly withdrawn if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under
Section 1, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in
Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid by Purchaser because of any delay in making such payment.

     If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to a Book-Entry Transfer Facility, such Shares will be credited to an account maintained within such Book-Entry Transfer Facility), as promptly as practicable after the expiration, termination or withdrawal of the Offer.

     If, prior to the Expiration Date, Purchaser increases the price being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but no such transfer or assignment shall relieve Purchaser of its obligations under the Offer or prejudice any rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.  PROCEDURE FOR TENDERING SHARES

     VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and all other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either
(i) certificates representing such Shares must be received by the Depositary or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     BOOK-ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at each Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing a Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. Although delivery of Shares may be effected through book-entry at a Book-Entry Transfer Facility prior to the Expiration Date, for Shares to be validly tendered (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and all other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date or (ii) the tendering stockholder (or his or her nominee) must comply with the guaranteed delivery procedures described below.

     SIGNATURE GUARANTEE. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the

New York Stock Exchange, Inc. Medallion Signature Program (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing tendered Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

     GUARANTEED DELIVERY. If a stockholder wishes to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit certificates and all required documents to reach the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered validly upon compliance with all of the following guaranteed delivery procedures:

          (i) the tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

          (iii) the certificates for all physically tendered Shares in proper form for transfer (and/or a Book-Entry Confirmation for all such Shares), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), and all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and all other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq Stock Market, Inc. trading days after the date of such Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, mail or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

     THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND SOLE RISK OF THE TENDERING STOCKHOLDER AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message, and
(iii) all other documents required by the Letter of Transmittal.

     BACK-UP FEDERAL INCOME TAX WITHHOLDING. TO PREVENT BACK-UP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH HIS OR HER CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT HE OR SHE IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE

LETTER OF TRANSMITTAL. SEE INSTRUCTION 9 SET FORTH IN THE LETTER OF TRANSMITTAL.

     DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer, subject to the limitations set forth in the Merger Agreement, or any defect or irregularity in the tender of any Shares. In all cases, Purchaser's interpretation of the Instructions to the Letter of Transmittal will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, any of their affiliates, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability to any tendering stockholder for failure to give any such notification.

     OTHER REQUIREMENTS. By executing the Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to (i) the Shares tendered by such stockholder and accepted for payment by Purchaser and (ii) all dividends, distributions (including, without limitation, distributions of additional Shares) and rights declared, issued, paid or distributed in respect of any such Shares on or after December 18, 1997 and payable or distributable to such stockholder on a date prior to the transfer to the name of Purchaser (or a nominee or transferee of Purchaser) on the Company's stock transfer record of such Shares (collectively, "Distributions"). All such powers of attorney and proxies are irrevocable and shall be considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, Purchaser accepts for payment the Shares deposited with the Depositary. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to the Shares and all Distributions will, without further action, be revoked and no subsequent powers of attorney and proxies may be given or written consent executed (and, if given or executed, will not be deemed effective). The designees of Purchaser will, with respect to the Shares and all Distributions, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion deem proper in respect of any annual or special meeting of the Company's stockholders, or any adjournment or postponement thereof or in connection with any action that may be taken by consent in lieu of any meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's payment for such Shares, Purchaser must be able to exercise full voting and other rights of record or beneficial holder with respect to such Shares and all Distributions, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) or acting by written consent.

     A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer. Purchaser's acceptance of payment of Shares tendered pursuant to the Offer will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer.

4.  WITHDRAWAL RIGHTS

     Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date (other than the Management Shares, which may only be withdrawn as provided in the Tender and Option Agreements) and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after February 19, 1998 (or such later date as may apply if the Offer is extended). If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the tender offer.

     For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must, to be valid, specify the name of the person who tendered the Shares to be withdrawn, the class and number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, any notice of withdrawal must, to be valid, also specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, Parent, any of their affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability to any tendering stockholder for failure to give any such notification.

     A withdrawal of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

5.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the anticipated material federal income tax consequences to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Merger (including Dissenting Shares). This discussion is based on laws, regulations, rulings and judicial decisions as they exist on the date of this Offer to Purchase. These authorities are all subject to change and such change may be made with retroactive effect. This discussion applies only to a holder of Shares who is holding the shares as a capital asset and who is a U.S. person (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code")). This discussion is not a complete description of the federal income tax consequences of the Offer and the Merger and may not apply to a holder of Shares subject to special treatment under the Code, such as a holder that is a non-U.S. Person, a financial institution, an insurance company, a tax-exempt organization or a person who acquired the Shares pursuant to the exercise of an employee stock option or otherwise as compensation. In addition, this discussion does not address the state, local or foreign tax consequences of the Offer and the Merger.

     BECAUSE OF THE COMPLEXITIES OF THE TAX LAWS AND BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH STOCKHOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     The receipt of cash for Shares pursuant to the Offer or the Merger (including Dissenting Shares) will be a taxable transaction for federal income tax purposes. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between (a) such holder's adjusted tax basis for the Shares sold pursuant to the Offer or converted to cash in the Merger (including conversion pursuant to the exercise of dissenters rights), and (b) the amount of cash received therefor (which amount does not include any interest paid to a holder of Dissenting Shares). Gain or loss must be determined separately for each block of Shares (e.g., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted to cash in the Merger. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were held for more than one year. The amount of any interest paid to a holder of Dissenting Shares will be treated for federal income tax purposes as ordinary interest income.

     Federal income tax rates on long-term capital gain received by an individual vary based on the individual's income and the holding period for the asset. In particular, different maximum federal income tax rates will apply to gains recognized by an individual from the sale of or exchange of Shares (i) held for more than one year but not more than 18 months (presently 28 percent) and (ii) held for more than 18 months (presently 20 percent). In addition, net long-term capital losses may be subject to limits on deductibility.

     Payments in connection with the Offer or the Merger may be subject to "backup withholding" at a rate of 31% unless the holder complies with certain identification or exemption requirements. Any amounts so withheld will be allowed as a credit against the holder's income tax liability, or refunded, provided certain information is provided to the IRS. A tendering stockholder may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Section 3. Similarly, a stockholder who receives cash in exchange for Shares pursuant to the Merger or upon exercise of dissenters rights should be able to prevent backup withholding by completing a Form W-9 or an acceptable substitute therefor. Each stockholder should consult with such stockholder's own tax advisor as to such stockholder's qualification for exemption from backup withholding and the procedure for obtaining such exemption.

6.  PRICE RANGE OF SHARES; DIVIDENDS

     The Shares are listed and traded on the NASDAQ National Market ("NASDAQ") under the trading symbol "SYMT." The following tables set forth for the periods indicated the high and low prices per Share. Share prices are as reported in the Company's Annual Report on Form 10-K for the year ended March 31, 1997 (the "Company Form 10-K") and, in the case of the period from April 1, 1997 and later, as reported on the NASDAQ based on published financial sources. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                         FISCAL YEAR          FISCAL YEAR         FISCAL YEAR
                                            1996                 1997               1998(a)
                                       ---------------      ---------------      --------------
                                       LOW       HIGH       LOW       HIGH       LOW       HIGH
                                       ----      -----      ----      -----      ----      ----
    QUARTER ENDED
    June 30........................    8 1/4     13 1/2     7 5/8     16 5/8     7 3/4      9 7/
    September 30...................    7 7/8     11 1/4     7 3/4     12         5 7/8      9 5/
    December 31....................    6 3/4     10 1/4     7          8 3/4     5 1/4     12
    March 31.......................    6 1/2      8 1/4     7         10 1/4

---------------
Note (a): Fiscal year 1998 3rd Quarter date reflects prices up to December 18, 1997.

     On December 18, 1997, the last full day of trading prior to the date of the public announcement of the execution of the Merger Agreement and the announcement that Parent had submitted to the Company a proposal to acquire all outstanding Shares for $15.00 cash per share (see Section 11), the closing price per share for the Shares as reported on the NASDAQ was $10.00.

     On December 19, 1997, the last full day of trading prior to the commencement of the Offer, the closing price per share for the Shares as reported on the NASDAQ was $14.56. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     The Company has not declared or paid any dividends on the Shares during its last three fiscal years.

     The Offer will expire at 12:00 midnight, New York City time, on January 21, 1998 unless extended as described elsewhere in this Offer to Purchase.

7.  EFFECT OF THE OFFER ON THE MARKET FOR SHARES,
    NASDAQ LISTING, STOCK QUOTATION, AND
    REGISTRATION UNDER THE EXCHANGE ACT

     The purchase of the Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer also can be expected to reduce the numbers of holders thereof.

     NASDAQ LISTING. Depending on the number of Shares acquired pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to NASDAQ's published guidelines, NASDAQ would consider delisting Shares if, as a result of the Offer, the number of round lot holders of Shares were reduced to less than 400, the number of Shares publicly held (excluding those held by officers and directors of the Company, members of their immediate families and persons owning 10% or more of the Shares outstanding) were reduced to less than 750,000, or the aggregate market value of the publicly-held shares of any such class of Shares were reduced to less than $5,000,000. In addition, if registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for listing on NASDAQ. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements of NASDAQ for continued listing, the market for Shares could be adversely affected.

     REGISTRATION UNDER THE EXCHANGE ACT. The Shares currently are registered under the Exchange Act. Such registrations may be terminated upon application by the Company to the Commission if there are fewer than 300 record holders of Shares. It is the intention of Purchaser to seek to cause application for such termination to be made as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. Termination of registration of the Shares under the Exchange Act would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Sections 14(a)or 14(c) of the Exchange Act in connection with stockholders' meetings or action by written consent and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated.

     The Shares currently are "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8.  CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is a Florida corporation with its principal executive offices located at 1615 W. NASA Boulevard, Melbourne, Florida 32901. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Commission and other public sources. Although neither Purchaser nor Parent has any knowledge that would indicate that statements contained herein based upon such documents are untrue, none of Purchaser, Parent, any of their affiliates, or the Dealer Manager assumes any responsibility for the accuracy or completeness of the information concerning the Company, furnished by the Company, or contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Purchaser and Parent.

     According to the Company's filings with the Commission, the Company designs, develops and manufactures electronic systems and system components and related computer software for defense-related products and for telecommunications applications.

     Set forth below is certain selected historical consolidated financial information with respect to the Company excerpted or derived from financial information contained in the audited financial statements contained in the Company Form 10-K, and certain unaudited consolidated summary information with respect to the six months ended September 30, 1997 and September 30, 1996 which is excerpted or derived from the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed November 6, 1997. More comprehensive financial information is included in (i) the Company Form 10-K for the fiscal year ended March 31, 1997, and (ii) other reports and documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. The reports and other documents filed with the Commission should be available for inspection and copies thereof should be obtainable in the manner set forth below.

                   SYMETRICS INDUSTRIES, INC. AND SUBSIDIARY

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                              FOR THE SIX MONTHS
                              ENDED SEPTEMBER 30,
                                  (UNAUDITED)                    FOR THE YEAR ENDED MARCH 31,
                          ---------------------------     -------------------------------------------
                             1997            1996            1997            1996            1995
                          -----------     -----------     -----------     -----------     -----------
INCOME STATEMENT DATA
Contract revenues.......  $13,063,293     $12,733,986     $23,174,328     $22,096,589     $26,698,111
Net income..............      206,836         768,161       1,756,469       1,051,385       2,545,364(1)
Earnings per share......  $      0.13     $      0.48     $      1.09     $      0.66     $      1.78

                                                                                   AS OF
                                                          AS OF                  MARCH 31,
                                                      SEPTEMBER 30,     ---------------------------
                                                          1997             1997            1996
                                                      -------------     -----------     -----------
                                                       (UNAUDITED)
                                                      -------------
BALANCE SHEET DATA
Current assets......................................   $ 11,755,710     $ 9,644,746     $ 7,322,193
Total assets........................................     20,634,679      16,854,250      10,086,498
Long-term debt less current maturities..............      4,233,894       1,838,446         568,363
Shareholders' equity................................      8,516,356       8,306,708       6,418,364

---------------
(1) Includes loss on a discontinued business of $49,138.

     The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith files periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. The Company is required to disclose in such proxy statements certain information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interests of such persons in transactions with the Company. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected and copied at prescribed rates at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials should also be available on-line through EDGAR at a Web site (http://www.sec.gov) maintained by the Commission. In addition, material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

9.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

     Parent's predecessor and principal operating subsidiary, Tel-Save, Inc., a Pennsylvania corporation, was incorporated in 1989. Parent, a Delaware corporation, was incorporated in 1995. Purchaser, a Delaware corporation, was incorporated in 1997. The name, business address, citizenship and principal occupation or employment of each of the executive officers of Parent and Purchaser are set forth in Annex I hereto. The principal executive office of Parent and Purchaser is located at 6805 Route 202, New Hope, PA 18938.

     Parent (which term includes Parent's operating subsidiaries where appropriate) is a provider of long distance telecommunications services primarily to small and medium-sized businesses located throughout the United States. Parent's long distance service offerings include outbound service, inbound toll-free 800 service and dedicated private line services for data. Until 1997, Parent operated solely as a switchless, non-facilities-based reseller of AT&T long distance services, purchasing large usage volumes from AT&T pursuant to contract tariffs.

     In early 1997, Parent deployed its own nationwide telecommunications network, One Better Net, or OBN, consisting of five Parent-owned, AT&T (now Lucent) manufactured 5ESS-2000 switches connected with AT&T digital transmission facilities. Of the over 500,000 current users of Parent's services, OBN currently provides services to approximately 150,000 end users and most of Parent's new outbound end users are now being provisioned to OBN.

     In February 1997, as part of its efforts to expand its business into the residential market, Parent and America Online, Inc. ("AOL") entered into an agreement (the "AOL Agreement"), under which Parent will provide long-distance telecommunications services to be marketed by AOL under a distinctive brand name to be used exclusively for Parent's services. The services will include provision for online sign-up, call detail and reports and credit card payment. AOL subscribers who sign up for the telecommunications services will be customers of Parent, as the carrier providing such services. Parent's services under this AOL Agreement were launched on the AOL online network on October 9, 1997. The AOL Agreement has an initial term of three years and can be extended by AOL on an annual basis thereafter.

     Historically, Parent has marketed its services primarily through independent carriers and marketing companies ("partitions"). While Parent explored the use of direct telemarketing in 1997, it has determined to continued to market its services primarily through partitions and such opportunities as the AOL arrangement.

     Purchaser is a subsidiary which was formed as a vehicle for possible acquisitions to be made by Parent. Purchaser is not expected to conduct any business other than incident to the formation, execution and delivery of the Merger Agreement and the commencement of the Offer and Merger. Accordingly, no meaningful financial information with respect to Purchaser is available.

     Parent files periodic reports and other information with the Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected, and copies may be obtained, at the offices of the Commission and of the National Association of Securities Dealers, Inc. in the same manner as set forth with respect to the Company in Section 8.

     Set forth below is certain selected historical consolidated financial information with respect to Parent excerpted or derived from financial information contained at pages 30 to 46 of Parent's Annual Report on Form 10-K for the year ended December 31, 1996, and pages 2 through 12 of Parent's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 (which pages are hereby incorporated by reference herein). More comprehensive financial information is included in such report and other documents filed by Parent with the Commission, and the following summary is qualified in its entirety by reference to such reports and such other documents and all the financial information (including any related notes) contained therein. Such reports and other documents should be available for inspection and copies thereof should be obtainable from the Commission in the manner set forth in Section 8.

                            TEL-SAVE HOLDINGS, INC.
                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   FOR THE NINE MONTHS
                                                   ENDED SEPTEMBER 30,       YEAR ENDED DECEMBER
                                                       (UNAUDITED)                   31,
                                                  ---------------------     ---------------------
                                                    1997         1996         1996         1995
                                                  --------     --------     --------     --------
INCOME STATEMENT DATA
Sales...........................................  $226,506     $168,159     $232.424     $180,102
Net income......................................       286       14,467       20,160        9,035
Net income per share -- Fully Diluted...........  $     --     $    .26     $    .35     $    .32

                                                        AS OF SEPTEMBER 30,     AS OF DECEMBER 31,
                                                               1997            ---------------------
                                                            (UNAUDITED)          1996         1995
                                                        -------------------    --------      -------
BALANCE SHEET DATA
Total assets..........................................       $ 606,817         $257,008      $71,388
Total liabilities.....................................         338,405           26,288       30,074
Total stockholders' equity............................         268,412          230,720       41,314

     Except as set forth in the Merger Agreement or as otherwise described in this Offer to Purchase, to the best knowledge of Purchaser and Parent, none of the persons listed in Annex I to this Offer to Purchase, owns any Shares and none of them has effected any transaction in the Shares during the past 60 days.

     Except as set forth in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or Parent, or, to the best knowledge of Purchaser or Parent, any of the persons listed in Annex I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. None of Purchaser or Parent, or, to the best knowledge of Purchaser or Parent, any of the persons listed in Annex I to this Offer to Purchase has had any transactions with the Company, or any of its executive officers, directors or affiliates that would require reporting, under the rules of the Commission.

     Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser or Parent, nor their respective subsidiaries, or, to the best knowledge of Purchaser or Parent, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and the Company or its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors, or a sale or other transfer of a material amount of assets that would require reporting under the rules of the Commission.

10.  SOURCE AND AMOUNT OF FUNDS

     If all outstanding Shares not already owned by Parent are tendered to and purchased by Purchaser, the aggregate purchase price for such Shares and all estimated commissions, fees and expenses relating to the Offer will be approximately $25.5 million. The Offer is not subject to a financing contingency. Parent has sufficient cash to pay all such amounts.

11. BACKGROUND OF THE OFFER; PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE COMPANY

     In mid-November 1997, certain operations personnel of Parent were contacted by sales representatives of the Company, in the ordinary course of business, seeking to market certain services and products offered by the Company to its customers. Parent was particularly interested in the Company's switching products and began a review of publicly available information about the products offered by the Company. On the basis of publicly available information about the Company, members of management of Parent had concluded, by late

November 1997, that acquisition of all or a part of the business of the Company would provide an important opportunity for strategic expansion of Parent's telecommunication business into new markets. On December 2, 1997, Mr. Edward B. Meyercord, III, Executive Vice President, Marketing and Corporate Development of Parent, first contacted Mr. Dudley E. Garner, Jr., the Chairman of the Board and President of the Company, to discuss Parent's interest in a possible transaction with the Company. Mr. Garner referred Mr. Meyercord to Vista Quest, Inc., an investor relations firm which represents the Company. On such date, Parent purchased 21,500 Shares at $5.60 per Share in brokerage transactions.

     On December 3 and 4, 1997, Mr. Meyercord and Mr. Garner had further telephonic discussions, including the possibility of a transaction involving the Company's subsidiary, American Digital Switching, Inc., a manufacturer of telephone switching equipment. On December 3, 1997, Parent purchased an additional 23,200 Shares at $6.95 per Share in brokerage transactions.

     On December 5, 1997, Mr. Daniel Borislow, the Chairman of the Board of Parent, contacted Mr. Garner by telephone. Mr. Garner and Mr. Borislow discussed possible valuations of the Company and possible forms a transaction might take. No understanding was reached and no commitments were made by either party. On that date, Parent purchased an additional 26,900 Shares at $8.21 per Share in brokerage transactions. Later that evening Mr. Garner contacted Mr. Borislow at home to confirm that Mr. Garner would inform the members of the Board of Directors of the Company of Parent's interest in a possible transaction with the Company.

     On December 8 and 9, Mr. Meyercord and Mr. Garner discussed the progress of the Company's internal discussions concerning a potential transaction with Parent. Mr. Garner informed Mr. Meyercord of the Company's intention to hire financial advisors. Parent purchased an additional 73,400 Shares at $10.37 per Share on December 8, which, together with previous purchases by Parent, resulted in Parent's aggregate ownership of 145,000 Shares, representing 8.9% of the outstanding Shares.

     On December 10, 1997, Mr. Garner confirmed to Mr. Meyercord that a financial advisor had been hired by the Company to assist the Company's Board of Directors in evaluating any potential transactions. On December 11, 1997, to assist the Company in evaluating the structure of a possible transaction with Parent, Mr. Meyercord instructed Parent's legal counsel to circulate a preliminary form of the Merger Agreement to the Company's counsel.

     Between December 12 and December 14, 1997, Mr. Borislow continued discussions with the Company through the Company's financial advisor, Raymond James & Associates, Inc. ("Raymond James"). On December 15, 1997, Mr. Borislow, Mr. Garner and a representative of Raymond James had various conversations relating to the possible structures and the range of prices at which Parent would be interested in acquiring the Company.

     On December 16, 17 and 18, 1997, the Company's counsel and Parent's counsel negotiated terms of the Merger Agreement.

     On December 17, 1997, the Board of Directors of the Company met to consider the proposed Merger Agreement and the transactions contemplated thereby. The Board agreed in principle with the proposal, subject to negotiation of final terms of the Merger Agreement, the Stock Option Agreement and related agreements by the directors and officers authorized by the Board of Directors to do so.

     On the evening of December 18, 1997, Mr. Garner, pursuant to the authority delegated to him by the Board of Directors, finalized all aspects of the agreements between the Company and Parent, and the parties executed the Merger Agreement and the Stock Option Agreement.

     On December 19, 1997, Parent and the Company each issued press releases announcing the Offer and related transactions.

12.  PURPOSE OF THE OFFER AND THE MERGER; APPRAISAL RIGHTS; PLANS FOR THE
COMPANY

     The purpose of the Offer, the Merger and the Merger Agreement is to enable Parent to acquire control of, and the entire equity interest in, the Company. Upon consummation of the Merger, Purchaser will become a wholly owned subsidiary of the Company. The Offer is being made pursuant to the Merger Agreement.

     Under the FBCA and the Company's Articles of Incorporation, the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding voting stock of the Company are required to approve and adopt the Merger Agreement and the Merger. The Company's Board of Directors unanimously has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under Section 607.1104 of the FBCA described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding voting stock. If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other stockholder.

     The Merger Agreement provides that, if approval or action in respect of the Merger by the stockholders of the Company is required by the FBCA or its Articles of Incorporation, the Company will (i) take all action necessary to convene a meeting of its stockholders (the "Stockholder Meeting") promptly after the Expiration Date for the purpose of voting upon the Merger, (ii) use all reasonable efforts to solicit from stockholders of the Company proxies in favor of the adoption of the Merger Agreement and (iii) if the Stockholder Meeting is to be called, and if requested by Purchaser, take all other action reasonably necessary to secure the vote of stockholders in favor of adoption of the Merger Agreement, subject to the fiduciary duties of its Board of Directors.

     SHORT FORM MERGER. Under the FBCA, if Purchaser acquires at least 80% of the outstanding shares of each class of stock of the Company, Purchaser will be able to approve the Merger without a vote of the Company's other stockholders. The only class of stock of the Company outstanding is the Shares. The Merger Agreement provides that if Purchaser acquires at least 80% of the outstanding Shares, Purchaser, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company in accordance with Section 607.1104 of the FBCA. If Purchaser does not acquire at least 80% of the outstanding Shares, a significantly longer period of time may be required to effect the Merger than would be the case if the Purchaser were to acquire at least 80% of the outstanding Shares, because a vote of the Company's stockholders would be required under the FBCA.

     APPRAISAL RIGHTS. Holders of Shares do not have dissenters' rights as a result of the Offer. If the Merger is effected with a vote of the Company's stockholders and if on the record date fixed to determine the stockholders entitled to vote, the Shares are listed on NASDAQ or on a national securities exchange or are held of record by 2,000 or more of such stockholders, then holders of Shares will not have dissenters' rights under the FBCA. If, however, the Merger is consummated with or without the vote of the Company's shareholders but the Shares are not so listed or designated or are not held of record by at least 2,000 shareholders, holders of Shares will have certain rights pursuant to the provisions of Sections 607.1301, 607.1302 and 607.1320 of the FBCA to dissent and demand determination of, and to receive payment in cash of the fair value of, their Shares. If the statutory procedures were complied with, such rights could lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares or the market value of the Shares could be more or less than the Offer Price or the price provided for in the Merger Agreement. Section 607.1301(2) of FBCA defines "fair value" as the value of the shares excluding any appreciation or depreciation in anticipation of the transaction unless such exclusion would be inequitable.

     If any holder of Shares who asserts dissenters' rights under the FBCA fails to perfect, or effectively withdraws or loses his dissenters' rights, as provided in the FBCA, the Shares of such stockholder will be converted into the right to receive the price provided for in the Merger Agreement in accordance with the

Merger Agreement. A stockholder may withdraw his notice of election to dissent by delivery to Parent of a written withdrawal of his notice of election to dissent and acceptance of the Merger.

     THE FOREGOING SUMMARY OF THE RIGHTS OF OBJECTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE DISSENTERS' RIGHTS. THE PRESERVATION AND EXERCISE OF DISSENTERS' RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF SECTION 607.1302 OF THE FBCA, AND WILL ONLY BE AVAILABLE IN CONNECTION WITH THE CONSUMMATION OF THE MERGER.

     RULE 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer or otherwise in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the termination of the Offer at the same per share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction, be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     BOARD REPRESENTATION. The Merger Agreement provides that, promptly upon the purchase of such number of Shares as satisfies the Minimum Condition and from time to time thereafter, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to the product of (a) the number of directors on the Board of Directors of the Company (after giving effect to the appointment of such directors) and (b) the percentage that the number of Shares purchased by Purchaser bears to the number of Common Shares outstanding. The Company has agreed that, upon request of Purchaser, it will promptly (i) increase the size of the Company's Board of Directors to the extent permitted by its Articles of Incorporation and By-Laws (and amend the Articles of Incorporation and By-Laws, if so required, to increase the size of the Board of Directors to allow for such additional directors) and/or (ii) take all steps necessary and appropriate to secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors (and hold a meeting for such purpose); and (iii) cause Purchaser's designees to be so elected. At the request of Purchaser, the Company has agreed to promptly take, at its expense, all action required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder and necessary to effect any such election, including the mailing to its stockholders of the information required to be disclosed pursuant thereto. Purchaser and Parent will supply to the Company in writing and be solely responsible for any information with respect to themselves and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1.

     PLANS FOR THE COMPANY. Except as otherwise set forth in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of the Company will be continued by the Surviving Corporation substantially as they are currently being conducted. Certain contracts between the Company and the United States government may require certain notices, approvals, consents or security clearances in connection with the Offer and the Merger. Parent expects to take such action as may be required in accordance with applicable law and the terms of such government contracts. There can be no assurance that the Company will be able to retain the benefits of any government contracts with respect to which such notices, approvals, consents or security clearances may be required.

     Parent intends to operate the Company as a subsidiary of Parent. The directors of Purchaser will be the initial directors of the Surviving Corporation and the then officers of the Company, other than the Chairman of the Board and such other persons as are designated by Parent, shall be the initial officers of the Surviving Corporation. After the purchase of Shares pursuant to the Offer and prior to the Effective Time, it is anticipated that the Company will not declare any dividends on the Shares. See Section 14.

     Parent will evaluate the business, operations, capitalization and management of the Company during the pendency of, and after the consummation of, the Offer, and will take such actions as it deems appropriate under the circumstances then existing with a view to optimizing the Company's potential in conjunction with Parent's business.

     Except as indicated in this Offer to Purchase, Parent does not have any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, a sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the Company's capitalization or dividend policy or any other material changes in the Company's corporate structure or business, or the composition of the Company's management.

13.  THE MERGER AGREEMENT

     The following summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule 14D-1, is qualified in its entirety by reference to the text of the Merger Agreement.

     THE OFFER. Purchaser commenced the Offer in accordance with the terms of the Merger Agreement.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the DGCL and the FBCA, Purchaser shall be merged with and into the Company. Following the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of the Company in accordance with the FBCA. The Articles of Incorporation of the Company shall become the Articles of Incorporation of the Surviving Corporation and the By-Laws of Purchaser shall become the By-Laws of the Surviving Corporation.

     CONVERSION OF SHARES. At the Effective Time, each Share issued and outstanding immediately prior thereto will be canceled and extinguished and each Share (other than Shares held by the Company as treasury Shares and Shares owned by Purchaser or Parent) will be converted into and become solely the right to receive $15.00 net in cash (adjusted for stock splits or other similar events) per share without interest upon the surrender of the certificate formerly representing such Share. All Shares held as treasury shares and shares held by the Purchaser or any of its affiliates will be cancelled at the Effective Time. All shares of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted and changed into an equal number of shares of capital stock of the Surviving Corporation.

     COMPANY STOCK OPTIONS. Pursuant to the Merger Agreement, at the Effective Time, each option to purchase Shares issued by the Company (the "Company Stock Options") which is outstanding at the Effective Time shall be cancelled by virtue of the Merger. Purchaser has agreed to pay to each holder thereof cash in an amount per Share subject to such cancelled Company Stock Option equal to the excess of $15.00 over the exercise price per Share of such Company Stock Option.

     REPRESENTATIONS AND WARRANTIES. Pursuant to the Merger Agreement, the Company has made customary representations and warranties to Purchaser and Parent, including, but not limited to, representations and warranties relating to the Company's organization and qualification, its subsidiaries, its capitalization, its authority to enter into the Merger Agreement and carry out the transactions contemplated thereby, filings made by the Company with the Commission under the Securities Act and the Exchange Act (including financial statements included in the documents filed by the Company under these acts for the fiscal year ended March 31, 1997), its litigation, and compliance with the Company's government contracts.

     Purchaser and Parent have also made customary representations and warranties to the Company, including, but not limited to, representations and warranties relating to Purchaser's and Parent's organization and authority to enter into the Merger Agreement, that Purchaser will have sufficient funds available to it to purchase the Shares and that none of Purchaser or Parent owns (other than possibly through their employee benefit plans) any Shares, other than as disclosed in filings with the Commission.

     COVENANTS RELATING TO THE CONDUCT OF BUSINESS. Pursuant to the Merger Agreement, the Company has agreed that it will, and will cause its subsidiaries to, carry on in all material respects, their respective businesses in the ordinary course, not issue any capital stock, except as specified in the Merger Agreement, or take any other action with respect to its capital stock, not take any action to sell or encumber in any manner their capital stock or material assets other than in the ordinary course of business, not amend or propose to amend their certificates of incorporation or by-laws or similar governing instruments, not incur any indebtedness other than in the ordinary course of business, not enter into any agreement to change any of their existing contracts, not enter into or change any employment agreements, not amend or adopt any employee benefit plans and, to the extent consistent therewith, use their reasonable best efforts to keep intact their insurance policies, preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers and others having business dealings with them.

     ACQUISITION PROPOSALS. The Company has agreed in the Merger Agreement that from the date of the Merger Agreement until the termination of the Merger Agreement, (a) it and its subsidiaries will not directly or indirectly make, solicit, initiate or encourage submission of proposals or offers from any persons (including any of its officers or employees) with respect to an Acquisition Proposal, and (b) subject to the fiduciary duties of the Company's Board of Directors, it will immediately cease and cause to be terminated all discussions or negotiations with third parties with respect to any Acquisition Proposal and promptly notify Purchaser after receipt of any bona fide Acquisition Proposal or any inquiry from any person relating thereto and promptly provide Purchaser with a reasonable summary of the financial and other material terms of such Acquisition Proposal. An "Acquisition Proposal" is defined in the Merger Agreement as any proposal or offer involving liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company or other similar transaction or business combination involving the Company or its subsidiaries. The Merger Agreement also provides that to the extent that the Company's Board of Directors, acting in good faith, after receiving advice from outside legal counsel or its financial advisors that the following action is necessary or appropriate in order to act in a manner which is consistent with its fiduciary duties under applicable law, may furnish or cause to be furnished information to third parties concerning itself and its businesses, properties or assets, engage in discussions or negotiations with a third party regarding an Acquisition Proposal initiated by a third party, or, following receipt of an Acquisition Proposal, take or disclose to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise make disclosure to the Company's stockholders or withdraw, modify or amend its recommendation of the transactions contemplated by the Merger Agreement and/or enter into an agreement providing for the consummation of such Acquisition Proposal.

     INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, Purchaser will indemnify, defend and hold harmless all officers, directors and employees of the Company or any of its subsidiaries against all losses, expenses, claims, damages or liabilities arising out of claims brought or made by third parties including, without limitation, derivative claims in connection with the transactions contemplated by the Merger Agreement to the fullest extent permitted or required under applicable law and shall advance expenses prior to the final disposition of these claims and liabilities. Purchaser has also agreed to continue to keep in effect all rights to indemnification now existing in favor of the directors, officers or employees of the Company or any of its subsidiaries (including, without limitation, any person who was or becomes a director, officer or employee prior to the Effective Time (the "Indemnified Parties")) under the FBCA or as provided in the Company's Articles of Incorporation or By-Laws with respect to matters occurring on or prior to the Effective Time and for a period of not less than six years after the Effective Time (or, in the case of claims or other matters occurring on or prior to the expiration of such six year period, which have not been resolved prior to the expiration of such six year period, until such matters are finally resolved) and Purchaser shall honor, and shall cause the Surviving Corporation to honor, all such rights. Purchaser shall cause to be maintained in effect for not less than six years from the Effective Time, an insurance and indemnification policy for the Company's current directors, officers and employees that covers events occurring at or prior to the Effective Time (the "D&O Insurance") that is no less favorable than the existing policy of the Company or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Purchaser and the Surviving Corporation will not be required, however, to pay an annual premium for the D&O Insurance in excess of 150% of the amount that the Company spent for these purposes in the last fiscal year. Parent may also substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous.

     EMPLOYEE MATTERS. Purchaser has agreed in the Merger Agreement that the employer-provided benefits and compensation for nonunion employees under the Company's employee benefit plans and payroll which are in effect as of the Effective Time (other than any feature of any such plan that relates to the Shares) will not be reduced after the Effective Time (except to the extent consistent with the terms of the Merger Agreement and except to the extent necessary to comply with applicable law) at least until the second anniversary of the Effective Time. In addition, in connection with the Merger Agreement Parent has agreed in a letter agreement with the Company to permit certain key employees of the Company to remain in their current (or comparable) positions for a period of two years from the Effective Time at compensation levels at least comparable to their current levels.

     ADDITIONAL EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Company, Purchaser and Parent agree to use all reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by the Offer and the Merger Agreement.

     CONDITIONS PRECEDENT TO MERGER. The respective obligations of the Company, Purchaser and Parent to effect the Merger are subject to the fulfillment at or prior to the Effective Time of the following conditions: (a) the Offer shall have been consummated in accordance with its terms; provided, however, that this condition shall be considered satisfied if Purchaser fails to accept for payment and pay for Shares pursuant to the Offer other than as a result of a failure of the conditions to the Offer set forth in Section 15; (b) the waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or been terminated; (c) no law, statute, rule or regulation, domestic or foreign, shall have been enacted or promulgated or is in effect which has the effect of making the acquisition of Shares illegal or otherwise prohibits consummation of the Merger; and (d) no preliminary or final injunction or temporary restraining order or other order or decree has been issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Purchaser of Shares.

     TERMINATION. The Merger Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the stockholders of the Company: (a) by mutual written consent of Purchaser and the Company; (b) by either Purchaser or the Company if: (i) the Offer shall not have been consummated by March 1, 1998; or (ii) at any time after June 30, 1998, if any of the conditions set forth in the immediately preceding paragraph "Conditions Precedent to Merger" have not been satisfied or waived; (c) by Purchaser: (i) if the Board of Directors of the Company shall have failed to recommend, or shall have withdrawn, its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing or if the Company shall have entered into a definitive agreement to accept an Acquisition Proposal (as the term is defined in Section 13 "--Acquisition Proposals"); (ii) if the Company's Board of Directors modifies its approval of the Offer or the Merger in a manner adverse to Purchaser and the Minimum Condition shall not have been met on the Expiration Date; (iii) if as a result of the failure of any conditions set forth in Section 15, the Offer shall have terminated or expired without Purchaser or a subsidiary of Parent having purchased any Shares in the Offer; or (d) by the Company, if the Company's Board of Directors, acting in good faith, after receiving advice from outside counsel or its financial advisors that the following action is necessary or appropriate in order for it to act in a manner which is consistent with its fiduciary duties under applicable law,
(1) following receipt of an Acquisition Proposal from a third party, withdraws, modifies or amends its recommendations of the Offer or the Merger or (2) enters into an agreement providing for the consummation of an Acquisition Proposal following receipt of an Acquisition Proposal from a third party. Notwithstanding the foregoing, the Merger Agreement provides that the right to terminate the Merger Agreement pursuant to any of the events set forth above will not be available to any party if the event which gave rise to such termination right is a result of or arose in connection with any action or inaction of the party seeking to terminate taken or not taken in breach of the terms of the Merger Agreement.

     FEES AND EXPENSES. Except as described in the next sentence, pursuant to the Merger Agreement, each of the Company and Purchaser agreed to pay its own respective costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby. The Company also agreed in the Merger Agreement that, if the Merger Agreement is terminated pursuant to: (1) clause
(b)(ii) (set forth above in "Termination") and at the time of such termination any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Purchaser or Parent) shall have become the beneficial owner of more than 20% of the outstanding Shares (with appropriate adjustments for reclassifications of capital stock, stock dividends, stock splits, reverse stock splits and similar events) and such person, entity or group (or any subsidiary of such person, entity or group) thereafter enters into a definitive agreement with the Company to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement and such transaction is thereafter consummated; (2) clause (c)(ii) (set forth above in "Termination") and at the time of termination of the Merger Agreement, the Company shall enter into a definitive agreement to accept an Acquisition Proposal at any time on or prior to the date which is six months after the termination of the Merger Agreement; (3) clause (c)(iii) (set forth above in "Termination") and such failure was the result of any action taken by or on behalf of the Company giving rise to an Event specified in clause (a), (b), (c),
(d), (f), (g) or (i) of Section 15 and such action was in breach of the Company's obligations under the Merger Agreement and, with respect to an Event specified in clause (g), if such action was taken by the Company for the purpose of causing Purchaser to terminate the Merger Agreement; or (4) clause (d) or clause (c)(i) (each as set forth above under "Termination"); then the Company shall grant to Purchaser an option, pursuant to the Stock Option Agreement, to purchase that number of Shares which would equal 19.9% of the aggregate number of Shares outstanding after giving effect to the exercise of such option.

14.  DIVIDENDS AND DISTRIBUTIONS

     The Merger Agreement provides that neither the Company nor any of its subsidiaries will, among other things, prior to the Effective Time declare, set aside or pay any dividends, or make other distributions payable in cash, stock, property or otherwise with respect to the Common Shares except as expressly permitted therein.

15.  CERTAIN CONDITIONS TO PURCHASER'S OBLIGATIONS

     Purchaser will not be required to continue the Offer or to accept for payment or pay for any Shares tendered, may postpone the acceptance for payment, purchase of and/or payment for Shares, may amend or terminate the Offer, and may extend the Offer beyond January 21, 1998 (the "Initial Expiration Date," in which event the expiration date ("Expiration Date") shall mean the latest time and date which the Offer as so extended by Purchaser shall expire) whether or not any Shares have theretofore been purchased or paid for, (i) if the Minimum Condition shall not have been satisfied or (ii) if, at any time on or after December 22, 1997 and prior to the time of payment for any such Shares any of following events (each referred to as an "Event") have occurred (each of paragraphs (a) through (j) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer); provided, however, that Purchaser may waive any Event at any time:

          (a) there shall be in effect any preliminary or final injunction or temporary restraining order or other order or decree issued by any foreign or United States federal or state court or foreign or United States federal or administrative agency or authority, enjoining, restraining or otherwise prohibiting the Offer, the Merger or the acquisition by Parent or Purchaser of Shares;

          (b) an action or a proceeding shall have been commenced by any governmental agency under federal or state antitrust laws or any other applicable law before any court or any governmental or other administrative or regulatory authority or agency, domestic or foreign, or there shall be an imminent threat which would reasonably be expected to result in the foregoing, or any of the authorizations required to be obtained pursuant to the provisions of the Merger Agreement shall have been conditioned in such a manner, that would reasonably be expected to (i) materially restrict or prohibit consummation of the Offer or the Merger or any other merger or business combination between the Company, Parent and Purchaser, (ii) impose material limitations on the ability of Parent or Purchaser effectively to acquire or hold or to exercise full rights of ownership of the Shares acquired by it, including, but not limited to, the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, or
     (iii) impose material limitations on the ability of either Purchaser or the Company to continue effectively to conduct all or any material portion of its respective business as heretofore conducted or to continue to own or operate effectively all or any material portion of its respective assets as heretofore owned or operated;

          (c) there shall have been any law, statute, rule or regulation, domestic or foreign, enacted, promulgated or proposed that, directly or indirectly, would reasonably be expected to result in any of the consequences referred to in paragraph (b) above;

          (d) a material adverse change in the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole shall have occurred;

          (e) there shall have occurred (i) any general suspension of trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments by United States authorities on the extension of credit by lending institutions, or (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse effect on the business, property, financial condition or results of operations of the Company and its subsidiaries taken as a whole;

          (f) any representation or warranty of the Company in the Merger Agreement shall at any time prove to have been incorrect in any material respect at the time made;

          (g) the Company shall fail to perform or comply in any material respect with any covenant or agreement to be performed or complied with by the Company under the Merger Agreement;

          (h) the Company and Purchaser shall have agreed to terminate the Offer or the Merger Agreement or the Tender and Option Agreements is no longer in full force and effect;

          (i) the Board of Directors of the Company or the Company, as the case may be, shall have (i) publicly (including by amendment of the Schedule 14D-9) withdrawn its recommendation to stockholders of acceptance of the Offer and adoption of the Merger Agreement, or shall have resolved to do so; or (ii) entered into an agreement with a third party providing for the acquisition or purchase of all or substantially all of the assets of, or equity interest in, the Company by such third party; and

          (j) the Offer shall not have been consummated by March 1, 1998.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances giving rise to such condition or may be waived by Parent or Purchaser in whole at any time or in part from time to time in its reasonable discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. If the Offer is terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

16.  CERTAIN REGULATORY AND LEGAL MATTERS

     Except as set forth in this Section 16, neither Parent nor Purchaser is aware of any approval or other action by any governmental or administrative agency which would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, it will be sought, but Purchaser has no current intention to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if the Minimum Condition has not been satisfied or if any of the Events specified in Section 15 shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without conditions that Purchaser is not required to accept.

     ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the acquisition of Shares under the Offer may be consummated following the expiration of a 15 calendar-day waiting period following the filing by Parent of a Notification and Report Form with respect to the Offer, unless Parent receives a request for additional information or documentary material from the Department of Justice, Antitrust Division (the

"Antitrust Division") or the Federal Trade Commission ("FTC") or unless early termination of the waiting period is granted. Purchaser made such a filing on December 19, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Parent concerning the Offer, the waiting period will be extended to the tenth calendar day after the date of substantial compliance by Parent with such request. Complying with a request for additional information or material can take a significant amount of time.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, of the result thereof.

     If any applicable waiting period under the HSR Act has not expired or been terminated prior to the Expiration Date, Purchaser will not be obligated to proceed with the Offer or the purchase of any Shares not theretofore purchased pursuant to the Offer. See Section 15.

     STATE TAKEOVER LAWS. The Company is incorporated under the laws of the State of Florida. The FBCA contains certain provisions relating to "affiliated transactions" which purport to regulate, among other things, certain business combinations, including mergers and consolidations, involving a Florida corporation with any person who is the beneficial owner of more than 10 percent of the outstanding voting shares of such corporation (an "Interested Shareholder"). Under Section 607.0901 of the FBCA (the "Affiliated Transactions Statute"), with certain exceptions, a Florida corporation shall not engage in such a transaction with an Interested Shareholder unless the transaction is approved by the holders of two-thirds of the voting shares other than the shares owned by the Interested Shareholder. Such exceptions include transactions approved by a majority of the corporation's directors who are not affiliated or associated with the Interested Shareholder. At a special meeting held on December 17, 1997, the Company's Board of Directors, none of whom are affiliated or associated with the Purchaser or Parent, has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that each of the Offer and Merger are fair to and in the best interests of the holders of the Company's Shares. Accordingly, the Affiliated Transaction Statute has been satisfied and is therefore inapplicable with respect to the Parent and the Purchaser in connection with the Merger and the transactions contemplated thereby, including the Offer.

     The FBCA also contains provisions relating to acquisitions of "control shares," which is defined as shares that entitle a person to exercise more than specified proportions of the voting power of a Florida public corporation (commencing with the acquisition of 20% or more of the voting shares of such corporation). Section 607.0902 of the FBCA (the "Control Share Acquisitions Statute") purports to limit the voting rights of control shares acquired in certain types of acquisitions (a "control-share acquisition") unless the acquisition of the control shares has been approved by the board of directors of such corporation or certain other statutory conditions have been met. At a special meeting held on December 17, 1997, the Company's Board of Directors has unanimously approved the acquisition of the Shares pursuant to the Merger Agreement (including the Offer and the Merger) the Tender and Option Agreements and the Stock Option Agreement and, accordingly, the Control Share Acquisitions Statute is inapplicable with respect to any such acquisition by the Parent and Purchaser.

     A number of other states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In Edgar
v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefor was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionality disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

     Based on information supplied by the Company and the Company's representations and warranties contained in the Merger Agreement, the Purchaser does not believe that, other than as set out above, any state takeover statutes purport to apply to the offer or the Merger. Neither Purchaser nor Parent has currently complied with any state takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applies to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment for pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, the Purchaser may not be obliged to accept payment or pay for any Shares tendered pursuant to the Offer.

     GOVERNMENT CONTRACTS. Certain contracts between the Company and the United States government may require certain notices, approvals, consents or security clearances in connection with the Offer and the Merger. Parent expects to take such action as may be required in accordance with applicable law and the terms of such government contracts. There can be no assurance that the Company will be able to retain the benefits of any government contracts with respect to which such notices, approvals, consents or security clearances may be required.

     FOREIGN APPROVALS. Based on information supplied by the Company, Purchaser does not believe that any foreign takeover statutes or similar regulatory provisions apply to the Offer or the Merger and, therefore, neither Purchaser nor Parent currently has complied with any such foreign takeover statute or regulation. Purchaser reserves the right to challenge the applicability or validity of any foreign law or regulation purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any foreign takeover statute or regulation is applicable to the Offer or the Merger and an appropriate court or other body does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant foreign authorities, and Purchaser might not be able to accept for payment or pay for Shares tendered in the Offer, or be delayed in consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

17.  FEES AND EXPENSES

     Gerard Klauer Mattison & Co., Inc. is acting as the Dealer Manager in connection with the Offer and is acting as exclusive financial advisor to Parent with respect to Parent's proposed acquisition of the Company. Parent and Purchaser have agreed to pay the Dealer Manager customary fees for such services. Parent and Purchaser have also agreed to reimburse the Dealer Manager for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, in connection with its engagement, and have agreed to indemnify the Dealer Manager against certain liabilities and expenses in connection with its engagement, including liabilities under the federal securities laws.

     Purchaser has retained Morrow & Co., Inc. as Information Agent, and First Union National Bank as Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services hereunder and reimbursement for their reasonable out-of-pocket expenses. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Information Agent and the Depositary will also be indemnified by Purchaser against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     Except as described herein, none of Purchaser or Parent or any officer, director, stockholder, agent or other representative of Purchaser or Parent will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.  MISCELLANEOUS

     The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with such law. If, after such good faith effort, Purchaser cannot comply with such law, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

     No person has been authorized to give any information or make any representation on behalf of Purchaser or Parent other than as contained in this offer to purchase or in the letter of transmittal and, if any such information or representation is given or made, it should not be relied upon as having been authorized.

     Purchaser and Parent have filed with the Commission a Statement on Schedule 14D-1 pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the Commission a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. The
Schedule 14D-9 is being mailed to stockholders of the Company herewith. The
Schedule 14D-1 and Schedule 14D-9 and any amendments thereto, including exhibits, may be examined and copies may be obtained at the same places and in the same manner as set forth with respect to the Company in Section 8 (except that they will not be available at the regional offices of the Commission).

                                          TEL-SAVE HOLDINGS, INC.
                                          TSHCo, Inc.

December 22, 1997

                                    ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

1.  DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

     The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Parent. Each such person is a citizen of the United States of America and, unless otherwise indicated below, the business address of each such person is 6805 Route 202, New Hope, Pennsylvania, 18938.

               NAME                  AGE                          POSITION
-----------------------------------  ---     --------------------------------------------------
Daniel Borislow....................  36      Chairman of the Board, Chief Executive Officer and
                                             Director
Gary W. McCulla....................  38      President and Director of Sales and Marketing and
                                             Director
Emanuel J. DeMaio..................  38      Chief Operations Officer and Director
George Farley......................  59      Chief Financial Officer, Treasurer and Director
Edward B. Meyercord, III...........  32      Executive Vice President, Marketing and Corporate
                                             Development
Mary Kennon........................  38      Director of Customer Care and Human Relations
Aloysius T. Lawn, IV...............  38      General Counsel and Secretary
Kevin R. Kelly.....................  32      Controller
Harold First.......................  61      Director
Ronald R. Thomas...................  61      Director

     Daniel Borislow. Mr. Borislow founded Parent's predecessor in 1989 and has served as a director and as Chief Executive Officer of Parent since its inception in 1995. Prior to founding Parent's predecessor, Mr. Borislow formed and managed a cable construction company.

     Gary W. McCulla. Mr. McCulla joined Parent's predecessor in March 1994 and currently serves as Parent's President and Director of Sales and Marketing. In 1991, Mr. McCulla founded GNC and was its President until March 1994. GNC was a privately-held independent marketing company and a partition of Parent's predecessor. In March 1994, Parent's predecessor acquired certain assets of GNC.

     Emanuel J. DeMaio. Mr. DeMaio joined Parent's predecessor in February 1992 and currently serves as Parent's Chief Operations Officer. From 1981 through 1992, Mr. DeMaio held various technical and managerial positions with AT&T.

     George Farley. Mr. Farley became Chief Financial Officer and Treasurer of Parent effective October 29, 1997. Mr. Farley is formerly Group Vice President of Finance/Chief Financial Officer of Twin County Grocers, Inc. ("Twin County"), a food distribution company. Prior to joining Twin County in September 1995, Mr. Farley was a partner of BDO Seidman, LLP, an accounting firm, where he had served as a partner since 1974.

     Edward B. Meyercord, III. Mr. Meyercord joined Parent in September 1996 and currently serves as Executive Vice President, Marketing and Corporate Development. From 1993 until joining Parent, Mr. Meyercord worked in the corporate finance department of Salomon Brothers, where he held various positions, the most recent of which was Vice President. Prior to joining Salomon Brothers, Mr. Meyercord worked in the corporate finance department at Paine Webber Incorporated.

     Mary Kennon. Ms. Kennon joined Parent's predecessor in October 1994 and currently serves as Parent's Director of Customer Care and Human Resources. From 1984 through 1994, Ms. Kennon held various managerial positions with AT&T.

     Aloysius T. Lawn, IV. Mr. Lawn joined Parent in January 1996 and currently serves as General Counsel and Secretary. From 1985 through 1995, Mr. Lawn was an attorney in private practice.

     Kevin R. Kelly. Mr. Kelly joined Parent's predecessor in April 1994 and currently serves as Parent's Controller. From 1987 to 1994, Mr. Kelly held various managerial positions with a major public accounting firm. Mr. Kelly is a certified public accountant.

     Harold First. Mr. First is a certified public accountant and is currently a Financial Consultant. Mr. First served as Chief Financial Officer of Icahn Holdings Corporation and related entities from December 1990 through December 1992. Mr. First currently serves as a director of Cadus Pharmaceutical Corporation, Marvel Entertainment Group, Inc., Pansaco, Inc. and Toy Biz Inc. Mr. First has served as a director of Parent since 1995. Mr. First's business address is 345 Park Avenue, 35th Floor, New York, New York, 10150.

     Ronald R. Thomas. Mr. Thomas currently serves as Executive Vice President of Crown Cork and Seal Company, Inc., a manufacturer of packaging products, where he has been employed since 1955. Mr. Thomas has served as a director of Parent since 1995. Mr. Thomas' business address is 9300 Ashton Road, Philadelphia, Pennsylvania 19136.

2.  DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

     The following table sets forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of Purchaser. Each such person is a citizen of the United States of America, and the business address of each such person is 6805 Route 202, New Hope, Pennsylvania 18938.

               NAME                  AGE                          POSITION
-----------------------------------  ---     --------------------------------------------------
Daniel Borislow....................  36      Chairman, Chief Executive Officer and Director
Gary W. McCulla....................  38      President and Director
Emanual J. DeMaio..................  38      Chief Operations Officer and Director
Edward B. Meyercord, III...........  32      Vice President
Aloysius T. Lawn, IV...............  38      Vice President and Secretary

     Daniel Borislow. Mr. Borislow founded Parent's predecessor in 1989 and has served as a director and as Chief Executive Officer of Parent since its inception in 1995. Prior to founding Parent's predecessor, Mr. Borislow formed and managed a cable construction company.

     Gary W. McCulla. Mr. McCulla joined Parent's predecessor in March 1994 and currently serves as Parent's President and Director of Sales and Marketing. In 1991, Mr. McCulla founded GNC and was its President until March 1994. GNC was a privately-held independent marketing company and a partition of Parent's predecessor. In March 1994, Parent's predecessor acquired certain assets of GNC.

     Emanuel J. DeMaio. Mr. DeMaio joined Parent's predecessor in February 1992 and currently serves as Parent's Chief Operations Officer. From 1981 through 1992, Mr. DeMaio held various technical and managerial positions with AT&T.

     Edward B. Meyercord, III. Mr. Meyercord joined Parent in September 1996 and currently serves as Executive Vice President, Marketing and Corporate Development. From 1993 until joining Parent, Mr. Meyercord worked in the corporate finance department of Salomon Brothers, where he held various positions, the most recent of which was Vice President. Prior to joining Salomon Brothers, Mr. Meyercord worked in the corporate finance department at PaineWebber Incorporated.

     Aloysius T. Lawn, IV. Mr. Lawn joined Parent in January 1996 and currently serves as General Counsel and Secretary. From 1985 through 1995 Mr. Lawn was an attorney in private practice.

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of the Company or such stockholder's broker, dealer, bank, trust company or other nominee to the Depositary at its address set forth below.

                        The Depositary for the Offer is:

                           FIRST UNION NATIONAL BANK

                                                                   By Facsimile:
       By Hand, Mail            By Overnight Courier               704-590-7628
1525 W.T. Harris Blvd.         1525 W.T. Harris Blvd.             To Confirm:
Charlotte, NC 28288-1153       Charlotte, NC 28262                704-590-7408
Attn: Reorg Dept.              Attn: Reorg Dept.                  Toll Free:
      3C3-1153                 3C3-1152                           1-800-829-8432

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                               MORROW & CO., INC.
                                909 THIRD AVENUE
                            NEW YORK, NEW YORK 10019
                           TOLL FREE: (800) 566-9061

                     Banks and Brokerage Firms Please Call:
                                 (800) 662-5200

                      The Dealer Manager for the Offer is:

                       GERARD KLAUER MATTISON & CO., INC.
                                529 Fifth Avenue
                            New York, New York 10017
                                 (212) 885-4143